EXHIBIT 99.1

Hydro's Board of Directors Requests New Share Buyback Authorization and Proposes Share Split

OSLO, Norway, March 7, 2006 (PRIMEZONE) -- The Board of Directors of Norsk Hydro ASA will ask the Annual General Meeting in May to approve a new share buyback authorization, and in addition propose to split the Hydro share into five shares to bring the value per share more in line with other shares listed on the Oslo Stock Exchange.

Buyback of shares

An approval would allow Hydro to buy back, before the share split is taken into consideration, approximately 4,494,096 of its own shares in the market over a 12-month period starting 9 May 2006. The proposed share price interval for which buybacks can be made is for share prices between NOK 250 and NOK 1,500 per share. The Annual General Meeting is scheduled for 9 May.

At a later General Meeting the Board of Directors will propose to cancel the purchased shares through a capital reduction. Implementation of the buyback authorization requires an agreement with the Norwegian state to participate by redemption and cancellation of a proportional number of shares, approximately 3,505,904 shares, in order for the state's ownership interest to remain unchanged. The structure and conditions in such an agreement are expected to be similar to the terms in the last buyback agreement with the state. The Norwegian state has an ownership interest in Hydro of 43.82 percent, calculated based on the number of issued shares.

A total of 8 million shares may be cancelled, corresponding to approximately three percent of the total number of shares outstanding. The decision to cancel the shares requires a two-thirds majority vote by the shares represented at the Annual General Meeting. It is expected that the Norwegian state will commit to support such a proposal, through the abovementioned agreement.

Hydro's Extraordinary General Meeting on 1 December 2004 approved a similar buyback authorization. Under this authorization Hydro has purchased 934,400 shares in the market. These shares together with 728,937 shares held by the Norwegian state will be proposed cancelled at the Annual General Meeting on 9 May this year. Furthermore the Board of Directors proposes that the remaining authorization is withdrawn, as it will be replaced by the new authorization.

Share split

The value of each Hydro share is now significantly above other shares listed on the Oslo Stock Exchange. The Board of Directors considers it appropriate that the value of the Hydro share is brought more in line with the other shares listed on the Oslo Stock Exchange. The Board of Directors will propose to the Annual General Meeting on 9 May, that one Hydro share is split into five new shares. The number of issued shares, before cancellation of treasury shares and the redemption and cancellation of the Norwegian state's shares, will increase from 258,954,428 to 1,294,772,140 shares.

If approved, the Hydro share will be quoted after split on the Oslo Stock Exchange from 10 May 2006. The number of shares that may be purchased in the market according to the new authorization after split is 22,470,482 shares, at share prices between NOK 50 and NOK 300 per share. In addition, up to 17,529,518 of the Norwegian state's shares may be redeemed and cancelled, resulting in a total buyback of up to 40,000,000 shares.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

CONTACT:

            Investor contact       Investor contact
            Idar Eikrem            Stefan Solberg
 Telephone  +47 22533273           +47 22533539
 Cellular   +47 95028363           +47 91727528
 E-mail     Idar.Eikrem@hydro.com  Stefan.Solberg@hydro.com

Norsk Hydro ASA
Drammensveien
264 N-0240 Oslo Norway
Telephone: +47 22 53 81 00
Fax: +47 22 53 27 25
www.hydro.com